SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 17, 2023, filed by the Company with the Bolsas y Mercados Argentinos S.A. and the Comisión Nacional de Valores.

By letter dated February 17, 2023 IRSA Inversiones y Representaciones S.A. (the “Company”) reported that today it has paid the redemption of the total amount outstanding of its Series IX Notes, due on March 1, 2023, for USD 58,174,905 plus accrued interests, in accordance with the terms of the redemption notice published in 6-k Form dated February 10, 2023.

As a result of the redemption, the outstanding amount of the Notes was fully cancelled.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 17, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets